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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
           SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  UST PRIVATE EQUITY INVESTORS FUND, INC.

Address of Principal Business Office:      225 High Ridge Road, Stamford,
                                           Connecticut 06905

Telephone Number (including area code):           (203) 352-4400

File Number under the Securities Exchange Act of 1934:    000-24856

The following is the basis for the filing of this notification of withdrawal:
The undersigned company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

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                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 though 65 of the Act to be duly signed on its behalf in the city of Stamford and the state of Connecticut on the 19th day of March, 2004.


                                UST PRIVATE EQUITY INVESTORS FUND, INC.

                                By: /s/ David I. Fann
                                   ----------------------------------
                                   David I. Fann, Co-Chief Executive Officer and President


                                By: /s/ Douglas A. Lindgren
                                   ----------------------------------
                                   Douglas A. Lindgren, Co-Chief Executive
                                   Officer

                                By: /s/ Robert F. Aufenanger
                                   ----------------------------------
                                   Robert F. Aufenanger, Treasurer


ATTEST:

By: /s/ Cynthia A. Englert
   ------------------------------------
    Cynthia A. Englert, Chief Administrative Officer
    and Secretary